FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated April 18, 2017

TRANSLATION
Autonomous City of Buenos Aires, April 18, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. s/ Journalistic versions

Dear Sirs:

The purpose of this letter is to comply with the requirements of the National Securities Commission, regarding the topic referenced in the journalistic publication: http://www.lanacion.com.ar/2007764-ypf-quiere-comprar-la-red-de-shell-en-el-pais.

In this regard, please be informed that there is no relevant information to disclose in connection with the aforementioned journalistic publication on the date hereof.

Additionally, YPF reports that if any event or situation arises that, due to its relevance, forces the Company to disclose it in accordance with current regulations, it will do so promptly through the appropriate channels.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 20, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer